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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                     September 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 7, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 7, 2004 and filed on SEDAR on September 13, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that the Joint Venture management team has been restructured and will focus on identifying new goals and reviewing the strategy for advancing the Fort à la Corne Diamond Project in Saskatchewan.  De Beers, as the operator, has welcomed the request from Kensington to become more involved in the planning process. The first meeting of the restructured team is scheduled for October 2004 and Kensington will be sending three representatives to contribute to a proposal which will be presented to the De Beers board in early 2005.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report September 13, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

JOINT VENTURE MANAGEMENT TEAM RESTRUCTURED TO FACILITATE ADVANCING THE FORT À LA CORNE PROJECT

Victoria, B.C. Tuesday, September 7, 2004 – Kensington Resources Ltd. (the “Company”) announces that the Joint Venture management team has been restructured and will focus on identifying new goals and reviewing the strategy for advancing the Fort à la Corne Diamond Project in Saskatchewan.  De Beers, as the operator, has welcomed the request from Kensington to become more involved in the planning process. The first meeting of the restructured team is scheduled for October 2004 and Kensington will be sending three representatives to contribute to a proposal which will be presented to the De Beers board in early 2005.

Richard Molyneux, the President and CEO of De Beers Canada Corporation, stated, “This restructuring is indicative of the co-operative relationship between the partners and demonstrates our joint commitment to progressing the Fort à la Corne Project as efficiently as possible.”

Robert A. McCallum, President of Kensington, stated, “The team will be examining ways to accelerate a development decision on the Fort à la Corne Project and we are pleased to be able to contribute our experience and knowledge to the project to reach this goal.”

The Company’s representatives on this team will be Robert McCallum, P.Eng., Brent C. Jellicoe, P.Geo., and Raj Anand, P.Eng.  Mr. Anand, the principal of RKA Engineering Consultants Inc., has a Master’s degree in Civil Engineering from the University of Alberta and over 25 years’ experience in mine permitting, design planning and construction.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Robert A. McCallum”

Robert A. McCallum

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1578

E-mail:  rob-mccallum@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 8, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 8, 2004 and filed on SEDAR on September 13, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that it has entered into an agreement with Loewen, Ondaatje, McCutcheon Limited to act as agent for a private placement financing of CDN $6 million on a commercially reasonable best efforts basis.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report September 13, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON ANNOUNCES $6 MILLION
PRIVATE PLACEMENT FINANCING

Victoria, B.C., Wednesday, September 8, 2004 - Kensington Resources Ltd. (the “Company”) announces that it has entered into an agreement with Loewen, Ondaatje, McCutcheon Limited to act as agent for a private placement financing of CDN $6 million on a commercially reasonable best efforts basis.

CDN $3 million of the offering will consist of flow-through common shares at a price of CDN $1.30 per flow-through share and CDN $3 million of the offering will consist of non flow-through units at a price of CDN $1.05 per unit.  Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of CDN $1.25 for the first twelve-month period and CDN $1.55 for the last six-month period. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses which qualify as a Flow-Through Mining Expenditure (as such terms are defined in the Income Tax Act (Canada)). The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project in Saskatchewan and for general corporate purposes.

The Company shall pay to the Agent a commission of 7% of the gross proceeds of the offering.  In addition, the Agent will be issued on the closing date Agent's warrants entitling the Agent to purchase, on the same terms as the offering: (i) non-flow through common shares equal in number to 7% of the number of flow through shares issued under the offering; and (ii) units equal in number to 7% of the number of units issued under the offering.  The closing of the offering is subject to certain conditions, including completion of satisfactory due diligence by the Agent, and regulatory approval.

Robert A. McCallum, President of Kensington, stated, “This financing is necessary for the Company to meet its funding commitments on the expanded program at Fort à la Corne.”

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

This news release is not intended for and should not be disseminated to or read by any resident of the United States or any U.S. person.  The offered securities will not be registered under the United States Securities Act of 1933, as amended (the  "U.S. Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Robert A. McCallum”

Robert A. McCallum

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1578

E-mail:  rob-mccallum@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 17, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 20, 2004 and filed on SEDAR on September 20, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that at a meeting of the board of directors on September 17, 2004, a number of appointments were made to strengthen the Company’s management and communications team.  Mel Gardner was appointed as Manager of Investor Relations, Ann Gibbs was appointed as Public and Corporate Affairs, Robert A. McCallum, who has served as President since June 1, 2004, was appointed to the position of Chief Executive Officer and Brent C. Jellicoe, who has served as Chief Geologist of the Company since March, 2000, was appointed to the position of Exploration Manager.  The Company also reported the granting of stock options.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report September 23, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON ANNOUNCES APPOINTMENTS AND

ADDITIONS TO ITS COMMUNICATIONS TEAM

Victoria, B.C., Monday, September 20, 2004 - Kensington Resources Ltd. (the “Company”) announces that at a meeting of the board of directors on September 17, 2004, a number of appointments were made to strengthen the Company’s management and communications team.

In the area of investor relations, the Company is pleased to announce the appointment of Mel Gardner as Manager of Investor Relations.  Mr. Gardner has a strong history of business development and sales management and a proven record in brokerage and wealth management.  He has over 20 years’ experience in the Canadian financial industry with Scotia McLeod Inc. and RBC Dominion Securities, two of Canada’s major financial institutions and with HSBC Asset Management, one of the world’s largest international financial institutions.  Mr. Gardner will be paid the sum of $85,000 per annum and has been granted 100,000 stock options exercisable at a price of $1.10 per share for a five-year period.  The stock options are subject to vesting over a one-year period.  The investor relations contract is subject to regulatory approval.

Ann Gibbs, who has been involved with the Company since 2002 and has over twelve years’ experience as corporate communications and media relations consultant, has been appointed to the position of Public and Corporate Affairs.  In that role, Ms. Gibbs will be responsible for developing corporate communications and marketing strategies to support the Company’s business objectives.

Commenting on the appointments, Robert A. McCallum states, “I am pleased to have Mel Gardner and Ann Gibbs joining Kensington’s communications team.  Both have proven skills and experience which will bring strength to the Company’s investor relations and communications initiatives. Our corporate objective is to work actively with our Joint Venture partners to bring the Fort à la Corne project to a mining operation as rapidly as possible. The appointment of a strong communications team represents our commitment to building sustainable growth in the market and increased shareholder value.”

Robert A. McCallum, who has served as President since June 1, 2004, was appointed to the position of Chief Executive Officer of the Company.

Brent C. Jellicoe, who has served as Chief Geologist of the Company since March, 2000, was appointed to the position of Exploration Manager.  Mr. Jellicoe is the Qualified Person for the Company and has been directly involved with all aspects of diamond exploration and project management for the Fort à la Corne Joint Venture in Saskatchewan, since 1995.  In particular, he has worked towards the optimization of drilling procedures and diamond recovery.  Prior to 1995, Mr. Jellicoe was involved in a wide range of oil & gas and industrial mineral projects, which included diamond exploration and drilling in central Saskatchewan.  Mr. Jellicoe has a B.Sc. (Hons.) in Geology from the University of Saskatchewan in 1987 and is a member of the Association of Professional Engineers and Geoscientists of Saskatchewan.

In addition to the stock options to Mel Gardner, the Company reports the granting of a further 250,000 stock options exercisable at a price of $1.10 per share for a five-year period to an employee and a consultant of the Company.  The stock options are subject to vesting over a one-year period.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “Robert A. McCallum”

Robert A. McCallum

President and CEO

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1578

E-mail:  rob-mccallum@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 23, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 23, 2004 and filed on SEDAR on September 23, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced the commencement of the 2004 drilling and sampling program at the Fort à la Corne Diamond Project in Saskatchewan.  The 2004 – 2005 evaluation and exploration program, budgeted at $7.62 million, represents the largest and most aggressive program to date.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President, telephone:  (250) 361-1578.

Item 9.	Date of Report September 23, 2004

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

AGGRESSIVE 2004 DRILLING PROGRAM COMMENCES AT FORT À LA CORNE

Victoria, B.C. Thursday, September 23, 2004 – Kensington Resources Ltd. (the “Company”) announces the commencement of the 2004 drilling and sampling program at the Fort à la Corne Diamond Project in Saskatchewan.  The 2004 – 2005 evaluation and exploration program, budgeted at $7.62 million, represents the largest and most aggressive program to date.

The Joint Venture partners have revised their project strategy of focusing on individual kimberlite bodies exclusively.  The central thrust of the strategy is now to define higher-grade zones in a number of bodies with the objective of delineating a collective 80-100 million carats in-ground.  The objective of the 2004 program is to further advance the understanding of the geology and diamond content of several adjacent, large kimberlites within the central Fort à la Corne cluster.

Robert A. McCallum, President and CEO, stated "This year's program is of significance not only for its size and scope but more importantly for the fact that it will increase the confidence in the diamond distribution and value of the higher grade units within bodies 140 / 141 and 122.  As previously announced in on September 7, 2004, the joint venture partners are committed to increasing the tempo of work and will be meeting for two full days at the end of October to formulate a strategic plan to advance the project faster."

The program has been expanded to include 8-10 large diameter drillholes (36-inch or 914.4 mm diameter) and up to 35 coreholes covering 6 different kimberlite bodies and 4 geophysical anomalies.  Field operations were initiated on September 4, 2004 and four coreholes have been completed to date on Kimberlite 140/141.  A 56-person, full service camp with core handling facility has been erected in the Fort à la Corne forest for the program and includes 11 geoscientists and 27 drilling personnel.

To date, 911.0 metres of drilling has resulted in kimberlite intersections totaling 432.28 metres (Table 1).  Three HQ coreholes (63.5 mm core diameter) were targeted on higher-grade units located in the southern part of the body including the oscillating breccia bed.  In addition to providing geological and diamond content information, the closely-spaced coreholes are pilot holes for large diameter reverse circulation drillholes that will enable further minibulk sampling of the higher grade zones within the southern part of the 140/141 kimberlite.  One NQ corehole (47.6 mm core diameter) was drilled on the south extension of the 140/141 kimberlite and intersected 68.15 metres of kimberlite on a gravity anomaly.

Table 1:

Summary of 2004 Drillholes to Date

Drillhole	Type	Total Depth	Kimberlite Interval	Additional Short Kimberlite Intervals
04-140-041	HQ	252.0	107.44	21.84
04-140-042	HQ	243.0	138.54	1.25
04-140-043	HQ	236.0	118.15	4.85
04-140-048	NQ	180.0	68.15	2.32
Total		911.0	432.28	30.26

Preparations for the large diameter drillholes continue with installation of surface casing on kimberlites 140/141 and 122, by Central Caissons of Saskatoon.  The Encore reverse circulation drilling rig arrived onsite on September 21, 2004.  The second Boart-Longyear core rig is expected to arrive on-site by September 25.  Both rigs will be actively drilling before the end of the week.

Additional work is currently underway in conjunction to the field activities.  A total of 58 samples totaling 464 kg from the north crater of the 122 kimberlite was prepared for microdiamond recovery at the Saskatchewan Research Council.  Stones recovered from these samples will be utilized in grade forecasting for specific kimberlite units identified during the 2003 program.  A suite of samples was collected from each of kimberlites 122, 148, and 150 for geochemical analysis that will supplement ongoing efforts to determine zonation within these bodies.  Representative samples from the 140/141 kimberlite are currently in preparation for indicator mineral chemistry analyses and heavy mineral abundance studies that will contribute to the understanding of diamond source and prospectivity in this comparatively complex body.

In a substantial joint effort, the Company and De Beers Canada are hosting a Media Day at the drilling site for a broad cross-section of people representing government, multi-media, and brokerage firms.  The event will include addresses by Robert A. McCallum, President and CEO of Kensington Resources, Richard Molyneux, President and CEO of DeBeers Canada Corporation, and Andrew Williams, the Senior Project Manager of the Fort à la Corne Project for De Beers Canada.  Presentations will be followed by a tour of the drilling sites and minibulk sampling using 36-inch reverse circulation drilling methods.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 24, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 24, 2004 and filed on SEDAR on September 24, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announces that it has closed the $6 million private placement of flow-through shares and units previously announced on September 8, 2004.  The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited (“LOM”).

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report September 24, 2004

Schedule A

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES CLOSES $6 MILLION EQUITY FINANCING

Victoria, B.C., Friday, September 24, 2004 - Kensington Resources Ltd. (the “Company”) announces that it has closed the $6 million private placement of flow-through shares and units previously announced on September 8, 2004.  The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited (“LOM”).

A total of 2,307,692 flow-through common shares were issued at a price of CDN $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of CDN $1.05 per unit to accredited investors in British Columbia, Alberta, Ontario and overseas.  Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of CDN $1.25 for the first twelve-month period and CDN $1.55 for the last six-month period.

LOM received a commission of 7% of the gross proceeds of the offering.  In addition, the Agent received warrants entitling the Agent to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit.  All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring January 25, 2005.

The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the Income Tax Act (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of the Fort à la Corne Diamond Project and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change September 28, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on September 28, 2004 and filed on SEDAR on September 28, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced clarification of details provided in the news release dated September 23, 2004.  This news release contained reference to revision of the Joint Venture Project strategy whereby the central thrust of exploration and evaluation work will be aimed at defining higher-grade zones in a number of bodies with the objective of delineating a collective 80-100 million carats in-ground.  This objective is conceptual in nature and there has been insufficient exploration to define a mineral resource on this property and it is uncertain whether further exploration will result in a discovery of a mineral resource on this property.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report September 28, 2004

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

CLARIFICATION OF JOINT VENTURE EXPLORATION AND EVALUATION OBJECTIVE

Victoria, B.C. Tuesday, September 28, 2004 – Kensington Resources Ltd. (the “Company”) is releasing clarification of details provided in the news release dated September 23, 2004.  This news release contained reference to revision of the Joint Venture Project strategy whereby the central thrust of exploration and evaluation work will be aimed at defining higher-grade zones in a number of bodies with the objective of delineating a collective 80-100 million carats in-ground.  This objective is conceptual in nature and there has been insufficient exploration to define a mineral resource on this property and it is uncertain whether further exploration will result in a discovery of a mineral resource on this property.

This figure reflects potential diamond grades and quantities that may encourage further development of an inferred resource in the Fort à la Corne diamond field.  Conceptual diamond grades and tonnages have been determined for several higher-grade zones of kimberlite based on limited work completed up to July 2004.  These estimates are shown in Table One and the total provides a milestone in the progress made by the Joint Venture towards their new objective.  Coupled with this information is the exploration imperative to better delineate potential higher-grade zones previously indicated within additional large kimberlite bodies of the central cluster.

The project strategy has now been revised to focus on the higher grade units within proximally-located priority kimberlite bodies and to consider them in combination.  This approach has the advantage of considerably increasing the size of the potential resource and may permit significant economy of scale to be achieved for a large scale mining operation.

As was previously reported in a technical update on the Company’s website ( www.kensington-resources.com ) in support of our news release dated June 28, 2004, Table One shows preliminary results of geological modeling and grade forecasts for kimberlite bodies 140/141, 148 and 122 of the Fort à la Corne Diamond Project in Saskatchewan that were supplied by the De Beers Mineral Resource Management Department (“MRM”).  This information was utilized by the Joint Venture partners in planning the current work program for 2004/2005.  Confidence limits for the data supplied in Table One are not currently available.

Table One:  Kimberlite Units of Economic Interest

Body	Estimated Area of Body (Hectares)	Unit of Interest	Estimated Tonnage (Million tonnes)	Average Grade >1.5 mm (cpht)
140/141	250	Coarse Mega-graded Beds	105	9
		Breccia Beds	29	16
148	239	Main Pyroclastic Unit	156	7
122	126	Main South Pyroclastic Unit - upper	45	14
		Main South Pyroclastic Unit - lower	34	12
Totals			369	10

The reader is cautioned that the grade and value estimates are conceptual in nature and were determined by MRM using statistical diamond size distributions combining both microdiamonds and macrodiamonds, and application of resulting grade forecasts to valuations of small parcels of macrodiamonds to determine modeled (average) values. Confidence levels for these figures are low and additional testing of macrodiamond content is required to increase confidence levels in the grade forecasts, especially for kimberlite bodies 122 and 148 as their grade forecasts were based primarily on extrapolation of microdiamond size distributions only.  The reader also should be aware that insufficient geological control and quantity of sampling has been obtained to permit rigorous application of economic considerations and that there is no certainty that these preliminary assessments will be realized.  In short, the figures presented in Table One are utilized as an exploration tool and their primary value is for comparison of diamondiferous kimberlite targets within the focus of the ongoing evaluation program.

Volumes for each of the high interest zones are early estimates derived from computer-generated 3-dimensional models of kimberlite units within areas defined by drillhole intersections.  Volume to tonnage estimates were calculated using a specific gravity 2.4 g/cm3 for all kimberlite units.  The tonnage estimates require further delineation drilling to better ascertain lateral and vertical extents of the geological units.   The surface area of the kimberlites of interest were based on estimated 30 metre thickness cut-offs applied to integrated and modeled geophysical data for the body.

The combined kimberlite units of economic interest within body 140/141 total 134 million tonnes grading an average of 11 carats per hundred tonnes (“cpht”).  Grade forecasts for this kimberlite unit and four others were based on a statistical treatment of 3,683 microdiamonds and 1,361 macrodiamonds weighing 155.695 carats; this number of macrodiamonds was used in the determination of average values shown for the specific units, although 105 carats (1071 macrodiamonds) were utilized in the modeling of grade and value for the “Coarse Mega-graded Beds”, and 14.3 carats (69 macrodiamonds) were utilized for the breccia beds.

Average grade estimates, rather than ranges of value, were provided by MRM for Kimberlite 140/141 due to the nature of the statistical grade forecasting and modeling of average diamond value.  The tonnage estimate was based on kimberlite core descriptions and determinations of unit contacts from fifty NQ, HQ, and PQ coreholes within an area measuring 1400 by 1200 metres.  Drillhole spacing is primarily on mixed 100 and 200 metre intervals with total depth of holes ranging from 150 to 450 metres.

Within body 148 the main pyroclastic unit is of economic interest and contains 156 million tonnes of kimberlite at a grade of 7 carats per hundred tonnes. Grade forecasts for this unit and two others were based on the statistical treatment of 2,448 microdiamonds and 70 macrodiamonds weighing 2.369 carats.  All macrodiamonds and 1,618 microdiamonds were utilized in modeling the “Main pyroclastic unit” of body 148.  The tonnage estimate for this unit was based on kimberlite core descriptions and determinations of unit contacts from eleven HQ coreholes within an area measuring 1000 by 600 metres.  Drillhole spacing is primarily on mixed 200 and 400 metre intervals with total depth of holes ranging from 150 to 282 metres.

The combined units of economic interest in body 122 contain 79 million tonnes at a grade of 13 carats per hundred tonnes.  Grade forecasts were based on the statistical treatment of 693 microdiamonds and 289 macrodiamonds weighing 23.13 carats.  Grade and value modeling for the “Main South Pyroclastic Unit – upper” and “Main South Pyroclastic Unit – lower” units was based on 513 microdiamonds and 269 macrodiamonds (19.885 carats).  The tonnage estimate for this unit was based on kimberlite core descriptions and determinations of unit contacts from eight HQ coreholes and three large diameter drillholes within an area measuring 600 by 500 metres.  Drillhole spacing is primarily on mixed 200 and 300 metre intervals with total depth of holes ranging from 144 to 279 metres.

Additional large kimberlites in the central cluster include bodies 120, 147, 121, and 221.  Estimated grade forecasts and sizes for these bodies were determined during a kimberlite prioritization study conducted by the De Beers Mineral Resource Department (“MINRED”) in 1999 and 2000.  This study utilized all available diamond grade and quantity information and no additional work has been conducted on these kimberlite bodies since that time.  Grade forecasts and potential tonnages were determined in the same way as described above for kimberlite 140/141, 122, and 148, but with less sample data.  Results from that study were conceptual in nature and insufficient exploration has been conducted thus far to define a mineral resource on the property.  Further work is required to evaluate the potential contribution of diamond from these bodies to the strategic objective of obtaining a low confidence estimate of 80-100 million carats in-ground before reaching a decision-point regarding bulk sampling and pre-feasibility work.

Table Two:  Additional Kimberlite Bodies of Economic Interest

Kimberlite Body	Number of Drillholes	Total Macrodiamonds (>1.0 mm)	Total Carats	Total Sample Mass (tonnes)	MINRED Grade Forecast	Estimated Number of Higher-grade Zones	Estimated Kimberlite Area (hectares)
120	20	149	5.746	205.7	5	2	134
121	8	63	2.340	60.6	8	1	34
221	1	21	0.341	5.5	10	2	7
147	5	114	4.180	78.3	15-20	1	135

The MINRED forecast is based primarily on the size distribution of microdiamonds, but may be influenced where sufficient macrodiamonds were recovered.  The estimated number of higher-grade zones was determined from evaluation of actual recoveries versus depth in drillholes on the specific kimberlite bodies.  Kimberlite areas were determined by modeling geophysical data and drillhole information to a perimeter based on a 30 m thickness cut-off.  As above, grade forecasts are an exploration tool and are considered conceptual in nature and may be subject to limitations imposed by lack of representivity across the body, low levels of sampling, and insufficient geological control that contribute to an inability to rigorously apply economic considerations and that there is no certainty that these preliminary assessments will be realized.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this diamond project and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director